

November 9, 2018

David J. Westgor
Vice President, General Counsel, and Secretary
MicroVision, Inc.
6244 185th Avenue NE, Suite 100
Redmond, Washington 98052

   Re: MicroVision, Inc.
    Registration Statement on Form S-3
    Filed November 1, 2018
    File No. 333-228113

Dear Mr. Westgor:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Fay at 202-551-3812 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Electronics and Machinery

cc: Joel F. Freedman